UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2026

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly-held Company

Corporate Taxpayer’s ID (CNPJ/MF) 02.558.157/0001-62

Company Registry (NIRE) 35.3.001.5881-4

NOTICE TO THE MARKET

CONFIRMATION OF THE AMOUNT OF INTEREST ON CAPITAL

DELIBERATED ON MAY 15, 2026

In continuity to the Notice to Shareholders of May 15, 2026, published in the edition of May 18, 2026, of the newspaper Valor Econômico, Telefônica Brasil S.A. ("Company") announces to its shareholders that no acquisitions, divestitures or cancellations of shares held in treasury were made under the Company’s Share Buyback Program. Thus, the amount per share for the Interest on Capital (“IoC”) deliberated by the Board of Directors on May 15, 2026, remains unchanged as described in the table below:

Type of Payment	Declaration Date	Shareholding Position	Gross Amount per Share (R$)	Withholding Income Tax (17.5%)¹	Net Amount per Share (R$)¹
Interest on Capital	05/15/2026	05/27/2026	0.18775779427	0.03285761400	0.15490018027

The IoC will be paid individually to each shareholder, based on the shareholding position in the Company’s records at the end of May 27, 2026. After this date, the shares will be traded as “ex-interest”. The payment shall be executed by April 30, 2027, on a date to be defined by the Company’s Board.

São Paulo, May 27, 2026.

Rodrigo Rossi Monari CFO and Investor Relations Officer Telefônica Brasil – Investor Relations Email: ir.br@telefonica.com https://ri.telefonica.com.br/en

¹ Considers the standard tax rate of 17.5%, which may vary due to international treaties, tax immunities and exemptions, countries with favorable taxation, and privileged tax regimes.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	May 27, 2026	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director